SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                          OPTICARE HEALTH SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   68386P105
--------------------------------------------------------------------------------
                                 (CUSIP Number)
with a copy to:
Ms.  Stephney  Costello                           George J. Mazin,  Esq.
Palisade Capital  Management,  L.L.C.             Lowenstein Sandler PC
One Bridge Plaza                                  65 Livingston  Avenue
Fort Lee, New Jersey 07024                        Roseland,  New Jersey 07068
(201) 585-7733                                    (973)   597-2418
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

                                  May 24, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |X|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   68386P105

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

    Palisade Capital Management, L.L.C./I.R.S. Identification No. 22-3330049
________________________________________________________________________________
2)   Check the  Appropriate Box if a Member of a Group (See  Instructions):

                 (a)             (b) [X]
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions): OO
________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                Not Applicable
________________________________________________________________________________
6)   Citizenship or Place of Organization: New Jersey
________________________________________________________________________________
     Number of                            7) Sole Voting Power:       2,000,000*
     Shares Beneficially                  8) Shared Voting Power:
     Owned by
     Each Reporting                       9) Sole Dispositive Power:  2,000,000*
     Person With                         10) Shared Dispositive Power:
________________________________________________________________________________
11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,000,000*
________________________________________________________________________________
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                Not Applicable
________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11): 15.9%*
________________________________________________________________________________
14)  Type of Reporting Person (See Instructions):       IA
________________________________________________________________________________

* Palisade Capital Management, L.L.C. ("Palisade"), a New Jersey limited liability company, is a registered investment advisor that has discretionary authority over the accounts of its clients. Palisade is the beneficial owner of 2,000,000 shares or 15.9 % of Opticare Health Systems, Inc. common stock, par value $.001 per share (the "Common Stock"), on behalf of its clients. All of such shares of Common Stock are held in the account of Palisade Concentrated Equity Partnership, L.P., a private investment limited partnership formed by affiliates of Palisade under the laws of the State of Delaware.

CUSIP No.   68386P105

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

     Palisade Concentrated Equity Partnership, L.P./I.R.S.
     Identification No. 22-3699993
________________________________________________________________________________
2)   Check the  Appropriate Box if a Member of a Group (See  Instructions):
                  (a)           (b) [X]
________________________________________________________________________________

3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions):   OO
________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                  Not Applicable
________________________________________________________________________________
6)   Citizenship or Place of Organization:          Delaware
________________________________________________________________________________
     Number of                               7) Sole Voting Power:            *
     Shares Beneficially                     8) Shared Voting Power:
     Owned by
     Each Reporting                          9) Sole Dispositive Power:       *
     Person With                            10) Shared Dispositive Power:
________________________________________________________________________________
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:       *
________________________________________________________________________________
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):

                     Not Applicable
________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11):   *
________________________________________________________________________________
14)  Type of Reporting Person (See Instructions):  PN
________________________________________________________________________________

* 2,000,000 shares or 15.9% of Opticare Health Systems, Inc. (the "Company") common stock, par value $.001 per share (the "Common Stock"), beneficially owned by Palisade Capital Management L.L.C. ("Palisade"), a registered investment advisor, are held in the account of Palisade Concentrated Equity Partnership, L.P., a private investment limited partnership formed by affiliates of Palisade under the laws of the State of Delaware.

CUSIP No.   68386P105

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

    Palisade Concentrated Holdings, L.L.C./I.R.S. Identification No. 22-3699991
________________________________________________________________________________
2)  Check the Appropriate Box if a Member of a Group (See Instructions):

                  (a)          (b)   [X]
________________________________________________________________________________
3)  SEC Use Only
________________________________________________________________________________
4)  Source of Funds (See Instructions):   OO
________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                  Not Applicable
________________________________________________________________________________
6)  Citizenship or Place of Organization:          Delaware
________________________________________________________________________________
    Number of                              7) Sole Voting Power:              *
    Shares Beneficially                    8) Shared Voting Power:
    Owned by
    Each Reporting                         9) Sole Dispositive Power:         *
    Person With                           10) Shared Dispositive Power:
________________________________________________________________________________
11) Aggregate Amount Beneficially Owned by Each Reporting Person:       *
________________________________________________________________________________
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions):       Not Applicable
________________________________________________________________________________
13) Percent of Class Represented by Amount in Row (11):   *
________________________________________________________________________________
14) Type of Reporting Person (See Instructions):  OO
________________________________________________________________________________

* 2,000,000 shares or 15.9% of Opticare Health Systems, Inc. common stock, par value $.001 per share, beneficially owned by Palisade Capital Management L.L.C. ("Palisade"), a registered investment advisor, are held in the account of Palisade Concentrated Equity Partnership, L.P. (the "Partnership"), a private investment limited partnership formed by affiliates of Palisade under the laws of the State of Delaware. Palisade Concentrated Holdings, L.L.C. is the general partner of the Partnership.

     Palisade Capital Management, L.L.C. ("Palisade") hereby amends its Schedule 13G, filed with the Securities and Exchange Commission on February 18, 2000, relating to the shares of Opticare Health Systems, Inc. (the "Company") common stock, $.001 par value (the "Common Stock"), as follows:

Item 1. Security and Issuer.

     This statement relates to the Common Stock of the Company, whose principal executive offices are located at 87 Grandview Avenue, Waterbury, Connecticut 06708.

Item 2. Identity and Background.

     This statement is being filed on behalf of Palisade, Palisade Concentrated Equity Partnership, L.P. and Palisade Concentrated Holdings, L.L.C. (collectively, the "Reporting Persons"). Palisade, a New Jersey limited liability company, is an investment advisor registered under the Investment Advisers Act of 1940, as amended. Palisade Concentrated Equity Partnership, L.P. (the "Partnership") is a private investment limited partnership formed by affiliates of Palisade under the laws of the State of Delaware. Palisade Concentrated Holdings, L.L.C. (the "General Partner") is a Delaware limited liability company whose principal business is to serve as the general partner of the Partnership. Pursuant to an investment advisors agreement, dated March 31, 1999, by and between the General Partner and Palisade, Palisade has total discretionary authority with regard to the investments of the Partnership. The business address of all Reporting Persons is One Bridge Plaza, Fort Lee, New Jersey 07024.

     During the past five years,  none of the  Reporting  Persons has ever been:
(i) convicted in any criminal proceeding, or (ii) a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Pursuant to a subscription agreement, dated January 19, 2000 (the "Subscription Agreement"), by and between the Company and the Partnership, the Partnership purchased 2,000,000 shares of the Company's Common Stock for an aggregate purchase price of $7,000,000. The Partnership executed a promissory note, dated January 19, 2000 (the "Note"), whereby it agreed to pay to the Company an aggregate amount of $6,998,000 on or before February 9, 2000 or, if earlier, on the date when the Partnership received capital contributions from its limited partners in respect of the Partnership's investment in the Company. The Note was paid in full on February 3, 2000. All funds used to pay the entire principal amount of the Note came directly from the assets of the Partnership.

Item 4. Purpose of Transaction.

     The shares of Common Stock held by the Partnership have been acquired for investment purposes. By unanimous written consent, dated January 18, 2000, the board of directors of the Company increased the number of directors which constitute the whole board and approved a provision of the Subscription Agreement which calls for the Partnership to have a seat on the board of directors of the Company. In addition, under the Subscription Agreement, the Partnership has the right to inspect the books, records and premises of the Company; to receive, at least quarterly, financial statements, operating reports, budgets and other financial reports which describe the Company's financial performance, material developments or events and significant proposals; and to advise and consult with members of the Company's management.

     On May 24, 2000, Steven E. Berman, a member of each of Palisade and the General Partner, attended a meeting of the board of directors of the Company as an observer. Although the Partnership does not intend to influence the control of the Company, it now expects to exercise the management rights as described herein in order to monitor its investment in the Company.

Item 5. Interest in Securities of the Issuer.

     Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000, as of May 1, 2000 there were outstanding 12,578,766 shares of the Common Stock. As of May 24, 2000, 2,000,000 shares (15.9%) of the Common Stock are held by the Partnership in an account over which Palisade has investment discretion. Palisade possesses sole power to vote and direct the disposition of all shares of the Common Stock beneficially owned by it. Pursuant to Regulation Section 240.13d-3, Palisade may be deemed to beneficially own 2,000,000 shares of the Common Stock, or 15.9%, of the shares of Common Stock deemed issued and outstanding.

     During the past sixty days, there were no transactions in shares of the Common Stock, or any securities directly or indirectly convertible into or exchangeable for shares of the Common Stock, by the Reporting Persons or any person or entity controlled by them or any person or entity for which they possesses voting or investment control over the securities thereof.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Except as set forth herein, no contracts, arrangements, understandings or relationships exist with respect to any securities of the Company as between Palisade and any person or entity.

Item 7. Material to be Filed as Exhibits.

     (1) Promissory Note, dated January 19, 2000, by and between the Company and the Partnership;

     (2) Unanimous Written Consent of the Board of Directors of the Company dated January 18, 2000; and

     (3) Subscription Agreement, dated January 19, 2000, by and between the Company and the Partnership.

                                    Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                            June 5, 2000


                                           /s/ Steven E. Berman
                                           _____________________________________
                                           Steven E. Berman, in  his capacity as
                                           a member of each  of Palisade Capital
                                           Management,   L.L.C.   and   Palisade
                                           Concentrated  Holdings,  L.L.C.,  the
                                           general     partner    of    Palisade
                                           Concentrated Equity Partnership, L.P.


  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                  EXHIBIT INDEX

     Exhibit No.                       Exhibit Name

       (1) Promissory Note, dated January 19, 2000, by and between the Company and the Partnership

       (2) Unanimous Written Consent of the Board of Directors of the Company, dated January 18, 2000

       (3) Subscription Agreement, dated January 19, 2000, by and between the Company and the Partnership

                                                              EXHIBIT (1)



                                 PROMISSORY NOTE

January 19, 2000                                                 U.S. $6,998,000
New York, New York

                 PALISADE CONCENTRATED EQUITY PARTNERSHIP, L.P.
                                 PROMISSORY NOTE

     THIS NOTE is a duly authorized promissory note of Palisade Concentrated Equity Partnership, L.P., a limited partn ership duly organized and existing under the laws of the State of Delaware (the "Borrower"), with an address at One Bridge Plaza, Fort Lee, New Jersey 07024 designated as its Promissory Note in the aggregate principal amount of Six Million Nine Hundred Ninety-Eight Thousand Dollars (U.S. $6,998,000) (the "Note").

     FOR VALUE RECEIVED, the Borrower promises to pay to OptiCare Health Systems, Inc., the registered holder hereof, and its successors and assigns (the "Holder"), the principal sum of Six Million Nine Hundred Ninety-Eight Thousand Dollars (U.S. $6,998,000) on February 9, 2000 or, if earlier, on the date that Borrower has received capital contributions from its limited partners in respect of Borrower's investment in the Holder (the "Maturity Date"). The principal of this Note is payable in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts, at the address designated in writing by the Holder hereof from time to time. The Borrower shall pay the entire outstanding principal amount hereof on the Maturity Date.

     1. Absolute Obligation. No provision of this Note shall alter or impair the obligation of the Borrower, which is absolute and unconditional, to pay the principal of this Note at the time and place herein prescribed.

     2. Prepayment. The Borrower may prepay, at any time and from time to time, all or a portion of the principal amount of this Note without penalty or prepayment premium.

     3. Waiver of Rights. The Borrower hereby expressly waives demand and presentment for payment, notice of nonpayment, protest, notice of protest, notice of dishonor, notice of acceleration or intent to accelerate, bringing of suit and diligence in taking any action to collect amounts called for hereunder except as otherwise set forth herein and shall be directly and primarily liable for the payment of all sums owing and to be owing hereon, regardless of and without any notice, diligence, act or omission as or with respect to the collection of any amount called for hereunder.

     4. Default. If one or more of the following described "Events of Default" shall occur:

          (a) The Borrower shall default in the payment, when due, of principal on this Note; or

          (b) The Borrower shall (1) become insolvent; (2) admit in writing its inability to pay its debts generally as they mature; (3) make an assignment for the benefit of creditors or commence proceedings for its dissolution; or (4) apply for or consent to the appointment of a trustee, liquidator or receiver for all of its or for a substantial part of its property or business; or

          (c) Bankruptcy, reorganization, insolvency or liquidation proceedings or other proceedings for relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against the Borrower and, if instituted against the Borrower, shall not be dismissed within ninety (90) days after such institution, or the Borrower shall by any action or answer approve of, consent to, or acquiesce in any such proceedings or admit the material allegations of, or default in answering a petition filed in any such proceeding;

then, or any time thereafter, and as long as such Event of Default is continuing for three (3) business days after written notice of such Event of Default has been delivered, (except for the events described in Sections 4(b) and (c) for which no notice shall be given and no grace period shall be provided) or unless such Event of Default shall have been waived in writing by the Holder (which waiver shall not be deemed to be a waiver of any subsequent default) at the option of the Holder and in the Holder's sole discretion, the Holder may consider this Note immediately due and payable, without presentment, demand, protest or notice of any kind, all of which are hereby expressly waived, anything herein or in any note or other instruments contained to the contrary notwithstanding, and the Holder may immediately, and without expiration of any period of grace other than as contained in this Section, enforce any and all of the Holder's rights and remedies provided herein or any other rights or remedies afforded by law.

     5. Collection Costs. In the event Holder or any holder hereof shall refer this Note to an attorney for collection, the Borrower agrees to pay, in addition to unpaid principal, all the costs and expenses incurred in attempting or effecting collection hereunder, including attorneys' fees and disbursements, whether or not suit is instituted.

     6. Severability. In case any provision of this Note is held by a court of competent jurisdiction to be excessive in scope or otherwise invalid or unenforceable, such provision shall be adjusted rather than voided, if possible, so that it is enforceable to the maximum extent possible, and the validity and enforceability of the remaining provisions of this Note will not in any way be affected or impaired thereby.

     7. Entire Agreement. This Note and the agreements referred to in this Note constitute the full and entire understanding and agreement between the Borrower and the Holder with respect to the subject hereof. Neither this Note nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the Borrower and the Holder.

     8. Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to its conflicts of laws rules. The Borrower consents to the exclusive jurisdiction of the Federal and State courts sitting in New York County, New York, and irrevocably waives any defense that such courts or venue would constitute an inconvenient forum. The Borrower further consents that service of process may be served upon it by certified mail, return receipt requested, addressed to the Borrower at its address set forth above. Nothing contained herein shall prevent the Holder from commencing suit in any other jurisdiction in which such suit may be commenced.

     IN WITNESS WHEREOF, the Borrower has caused this instrument to be duly executed by an officer thereunto duly authorized.

                                PALISADE CONCENTRATED EQUITY  PARTNERSHIP, L.P.
                                By:  Palisade Concentrated Holdings, L.L.C.,
                                     General Partner

                                By: /s/ Mark S. Hoffman
                                Name:  Mark S. Hoffman
                                Title: Member

                                   EXHIBIT 2

                            UNAMIMOUS WRITTEN CONSENT
                                       OF
                             THE BOARD OF DIRECTORS
                                       OF
                          OPTICARE HEALTH SYSTEMS, INC.

     The undersigned, being all of the members of the Board of Directors of OPTICARE HEALTH SYSTEMS, INC., a Delaware corporation (the "Company"), acting in lieu of a meeting pursuant to Section 141 of the General Corporation Law of the State of Delaware, do hereby consent to and adopt as the actions of the Board of Directors of the Corporation, the following resolutions:

RESOLVED, that pursuant to the authority granted to this Board under Section 3.2 of the Company's By-Laws, the number of directors which shall constitute the whole Board of the Company is hereby increased by one (1), to be comprised of eight (8) directors; and be it further

RESOLVED, that in order to fill the vacancy created by the increase in the Board, a nominee of Palisade Concentrated Equity, L.P. shall be elected to serve as a member of the Board of Directors of the Company, which member, as with other members of the Company's Board of Directors shall have the right to consult with and advise officers of the Company, to hold such office and to serve for so long as Palisade Concentrated Equity, L.P. is the beneficial holder of the shares of the Company's Common Stock; and

RESOLVED, that in furtherance of the above resolutions, the proper officers of the Company be, and each of them hereby is, authorized and directed to do and to perform all such acts and to execute and deliver such further instruments, certificates and documents, in the name and on behalf of the Company and under its corporate seal or otherwise, and to take, or cause to be taken, all other actions as such officers may deem necessary, desirable or appropriate, as evidenced by their taking such action or the execution and evidenced by their taking such action or the execution and delivery of such instrument or document, to carry out and consummate the intent of the foregoing resolutions; and be it further

RESOLVED,   that  any  action  heretofore  taken  and  all  other  documentation heretofore delivered by any officer of the Company in furtherance of the foregoing resolutions be, and such actions hereby are, authorized, approved and ratified in all respects.

IN WITNESS WHEREOF, the undersigned have executed this Unanimous Written Consent as of the 18th day of January, 2000.



                                    /s/ Dean J. Yimoyines
                                        Dean J. Yimoyines

                                    /s/ Steven L. Ditman
                                        Steven L. Ditman

                                    /s/ Allan L.M. Barker
                                        Allan L.M. Barker

                                    /s/ John F. Croweak
                                        John F. Croweak

                                    /s/ David A. Durfee, J.D.
                                        David A. Durfee, J.D.

                                    /s/ Martin Franklin
                                        Martin Franklin

                                    /s/ Ian G.H. Ashken
                                        Ian G.H. Ashken

                                   EXHIBIT (3)


                             SUBSCRIPTION AGREEMENT

OptiCare Health Systems, Inc.
87 Grandview Avenue
Waterbury, Connecticut 06708

1.   SUBSCRIPTION.

     The undersigned hereby tenders its subscription for and offers to acquire the number of shares of common stock, par value $.001 per share (the "Shares"), of OptiCare Health Systems, Inc., a Delaware corporation (the "Company"), set forth on the signature page of this Subscription Agreement. The Company is offering for sale an aggregate of up to a maximum of 4,000,000 Shares with the rights, privileges and restrictions relating thereto as contained in the certificate of incorporation of the Company and as described in the Company's Registration Statement on Form S-1, Registration No. 333-93043 (the "Registration Statement") under the caption "Description of Capital Stock." The price per Share is $3.50, the closing price of the Shares on the American Stock Exchange on the date that the Registration Statement is declared effective by the Securities and Exchange Commission (the "Commission").

2.   AMOUNT.

     The amount of the undersigned's subscription is set forth on the signature page of this Subscription Agreement, and the undersigned shall wire transfer an amount equal to the par value of the Shares ($.001) multiplied by the number of Shares subscribed for hereunder to an account designated by the Company on the effective date of the Registration Statement, and shall also deliver to the Company on such effective date a full recourse promissory note of the undersigned, substantially in the form of Exhibit A attached hereto, for the balance of the purchase price of the Shares subscribed for by the undersigned hereunder.

3.   PROCEDURE FOR ACCEPTANCE.

     Two copies of this Subscription Agreement will be executed by the undersigned and returned to the Company. The undersigned understands that if its subscription is accepted, the Company will return to it one executed copy of this Subscription Agreement with the acceptance form filled out below.

4.   TERMINATION DATE; RETURN OF FUNDS UPON REJECTION.

     The offering being made by the Company will terminate on the earlier to occur of (i) the date on which the allotted Shares are sold or (ii) February 15, 2000.

     The closing of the offering is not subject to the receipt by the Company of subscriptions for any minimum number of Shares. The Company shall have the right to accept or reject this subscription, in whole or in part, for any reason or no reason and this subscription shall be deemed to be accepted by the Company only when a copy of the signature page of this Subscription Agreement is executed by the Company. Subscriptions need not be accepted in the order received by the Company.

5.   REPRESENTATIONS AND WARRANTIES.

     The undersigned hereby warrants and represents to the Company that the following statements are true:

     (a) The undersigned has received a copy of the Registration Statement, and has carefully reviewed it in its entirety, including, but not limited to, the contents thereof under the caption entitled "Risk Factors," prior to making an investment in the Company.

     (b) The undersigned has received no representations or warranties from the Company or its agents, affiliates or representatives other than those contained in this Subscription Agreement and the Registration Statement, and, in making its investment decision, it is relying solely on the information contained herein, in the Registration Statement and investigations made by it. The undersigned has not relied on any other documentation, including, but not limited to, any documentation prepared in connection with any previous offerings by the Company, in connection with making an investment in the Shares as contemplated hereby.

     (c) The undersigned, if a natural person, is presently a bona fide resident of the jurisdiction included in the address set forth on the signature page, and the address and Social Security number or federal tax identification number set forth below are his true and correct residence and Social Security number or federal tax identification number. The undersigned has no present intention of becoming a resident of any other state or jurisdiction. The undersigned, if a corporation, limited liability company, partnership, trust or other form of business, represents and warrants that its principal place of business is within the jurisdiction set forth on the signature page and that it is duly qualified to do business in such jurisdiction.

     (d) The undersigned has full right, power and authority to execute and deliver this Agreement and to perform each of its obligations hereunder. This Agreement has been duly executed and delivered by or on behalf of the undersigned and constitutes the valid and binding obligation of the undersigned in accordance with its terms. The undersigned is not subject to any restriction or agreement which prohibits or would be violated by the execution and delivery hereof or the consummation of the transactions contemplated herein or pursuant to which the consent of any third person, firm or corporation is required in order to give effect to the transactions contemplated herein.

     (e)  The  undersigned   understands  that  the  foregoing   warranties  and
representations are made as an inducement to the Company to sell Shares to the undersigned.

6.   COVENANTS OF PURCHASER.

     The undersigned hereby agrees and covenants with the Company as follows:

     (a) The undersigned will not transfer or assign this subscription.

     (b) Unless otherwise provided by any federal or state securities law, the undersigned is not entitled to cancel, terminate or revoke this subscription, or any agreements of the undersigned in connection herewith and such subscription and agreements shall survive the death or disability of the undersigned.

     (c) The undersigned agrees to advise the Company prior to the Company's acceptance of this subscription if any of the representations, warranties and agreements contained herein are no longer true.

     (d) The undersigned acknowledges that it understands the meaning and legal consequences of the representations and warranties in Section 5 hereof, and that the Company has relied upon such representations and warranties, and it hereby agrees to indemnify and hold harmless the Company, and all officers, directors, control persons, agents and representatives thereof, from and against any and all claims, demands, losses, damages, expenses or liabilities (including reasonable attorneys' fees) due to or arising out of a breach of any such representations or warranties or any breach of or any failure to fulfill any covenants or agreements set forth herein. Notwithstanding the foregoing, however, no representation, warranty, acknowledgment, covenant or agreement made herein by the undersigned shall in any manner be deemed to constitute a waiver of any rights granted to it under federal or state securities laws.

7.   SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS.

     The representations, warranties, covenants and agreements contained herein shall survive the delivery of, and payment for, the Shares.

8.   MISCELLANEOUS.

     (a) Modification. This Subscription Agreement sets forth the entire understanding of the parties with respect to the subject matter hereof, supersedes all existing agreements among them concerning such subject matter, and may be modified only by a written instrument duly executed by each party.

     (b) Waiver. Any waiver by any party of a breach of any provision of this Subscription Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Subscription Agreement. The failure of a party to insist upon strict adherence to any term of this Subscription Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Subscription Agreement. Any waiver must be in writing.

     (c) Binding Effect. The provisions of this Subscription Agreement shall be binding upon and inure to the benefit of the parties hereto and the respective successors, assigns, heirs, and personal representatives.

     (d) Headings. The headings in this Subscription Agreement are solely for convenience of reference and shall be given no effect in the construction or interpretation of this Subscription Agreement.

     (e) Pronouns. Any masculine personal pronoun shall be considered to mean the corresponding feminine or neuter personal pronoun, as the context requires.

     (f) Counterparts; Governing Law. This Subscription Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of such together shall constitute one and the same instrument. It shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to its conflict of laws rules. SIGNATURE PAGE FOR SUBSCRIPTION AGREEMENT

     The undersigned, hereby subscribes for 2,000,000 Shares for an aggregate purchase price of $7,000,000.

     The undersigned represents that he has read this Subscription Agreement.

     IN  WITNESS  WHEREOF,   the  undersigned  has  executed  this  Subscription
Agreement as of the 19th day of January, 2000.

Telephone No.  201.585.7733         SUBSCRIBER:  Palisade Concentrated Equity
                                                 Partnership, L.P.
One Bridge Plaza                    By:  Palisade Concentrated Holdings, L.L.C.,
Fort Lee, NJ 07024                       General Partner
22-3699993
                                       By: /s/ Mark S. Hoffman
                                       Name:  Mark S. Hoffman
                                       Title:  Member

                     Subscription Accepted For _____ Shares

                     OPTICARE HEALTH SYSTEMS, INC.


                     By:_____________________________   ___________
                        Name:                              Date
                        Title: